Media Release 15 January 2021 Media Release: James Hardie Industries Announces Debt Reduction 1 Exhibit 99.1 James Hardie Industries Announces Debt Reduction Utilizes Strong Cash Position for Voluntary Redemption of Senior Notes James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high- performance fiber cement and fiber gypsum building solutions, today announced that it has made a voluntary redemption of its 4.75% senior unsecured notes due 2025 with a payment of US$410 million in principal and call premium. As a result of this redemption, the Company reduced its long-term gross debt balance from approximately US$1.3 billion, as of September 30, 2020, to approximately US$900 million, aligned with the Company’s previously announced plans to reduce gross debt by US$400 million by the end of fiscal year 2021. Following the repayment, which was funded with cash on hand, the Company has liquidity in excess of US$600 million, including cash plus availability on its undrawn credit facility. “This debt pay down represents another step forward in the execution of our strategy since calendar 2019 to transform James Hardie into a high-performing, world-class organization,” stated James Hardie CFO, Jason Miele. “Today's announcement reflects the continuation of exceptional cash generation from our consistent improvement in LEAN manufacturing initiatives, profitable sales growth, and supply chain integration with customers. Cash interest expense savings are expected to approximate US$20 million on an annualized basis. We are excited to begin calendar 2021 with a flexible balance sheet and a solid liquidity position to further invest in our strategic initiatives while continually improving returns for shareholders.” Forward-Looking Statements This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law. This media release has been authorized by the James Hardie Board of Directors. END Investor/Media/Analyst Enquiries: Anna Collins Telephone: +61 2 8845 3356 Email: media@jameshardie.com.au James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland